Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Fiscal Year Ended December 31,						Nine Months Ended September 30, 2009
	2004	2005	2006	2007	2008
Earnings:

Income (loss) from continuing operations before provision (benefit) for income taxes	100	331	405	578	(813)		(58)
Add:
Fixed charges, net of capitalized interest	226	262	289	251	277		212
Total earnings available for fixed charges	326	593	694	829	(536)		154

Fixed charges (1):
Interest expense, net	327	181	208	187	174		154
Add back interest income, which is netted in interest expense	2	8	11	6	6		1
Add back refinance charges/gains (losses) on bond repurchases/retirement of subordinated convertible debentures, included in interest expense	(171)	—	—	—	41		29
Interest expense – subordinated convertible debentures, net	14	14	13	9	9		(6)
Capitalized interest	—	1	1	2	1		1
Interest component of rent expense	50	55	53	49	47		34
Interest expense – discontinued operation	4	4	4	—	—		—
Fixed charges	226	263	290	253	278		213
Ratio of earnings to fixed charges	1.4x	2.3x	2.4x	3.3x	—	(2)(3)	— (2)

(1)	Fixed charges consist of interest expense, which includes amortization of deferred finance charges, interest expense-subordinated debentures, capitalized interest and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.
(2)	Due to our losses for the year ended December 31, 2008 and the nine months ended September 30, 2009, the ratio coverage was less than 1:1 for these periods. We would have had to have generated additional earnings of $814 for the year ended December 31, 2008 and $59 for the nine months ended September 30, 2009 to have achieved coverage ratios of 1:1.
(3)	The loss for the year ended December 31, 2008 includes the effect of an $1,147 pretax non-cash goodwill impairment charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.2x for the year ended December 31, 2008.